Exhibit 99.1

Ohmyhome Partners with SG Alliance to Extend Home-related Insurance to Homeowners and Home Buyers

Singapore, February 6, 2024 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, is pleased to announce its strategic partnership with SG Alliance Pte. Ltd. (“SG Alliance”), a licensed financial advisory with a strong presence across Singapore. This partnership aims to provide access to comprehensive insurance solutions tailored to the needs of homeowners and homebuyers, and also bring Ohmyhome’s suite of services to SG Alliance’s clients.

In an anniversary event held by SG Alliance on January 31, 2024, Rhonda Wong, CEO and Co-founder of Ohmyhome, and Caster Ong, CEO and Co-founder of SG Alliance, unveiled a series of collaborative partnership initiatives aimed at providing comprehensive insurance and property related services to both customer bases in their financial planning journeys. The event was hosted at the Auditorium @ Level 9, Singapore Chinese Cultural Center (1 Straits Blvd, Singapore 018906), with the participation of over 200 SG Alliance representatives at the event.

SG Alliance, known for its commitment to helping individuals and businesses reap the highest value from having a holistic and resilient financial roadmap, is equally optimistic about the partnership. Caster Ong, CEO and Co-founder of SG Alliance, commented, “We are excited to partner with Ohmyhome, a company that shares our values of excellence and customer service. Ohmyhome has shown an impressive track record and has been well liked by its customers, offering its brokerage services at a 1% commission rate, which can provide significant cost savings for our customers in their financial planning journey. We believe our combined expertise and resources will benefit Singapore’s homeowners and homebuyers.”

As Ohmyhome’s preferred partner, SG Alliance is able to represent more than 30 insurance partners to provide different quotations for clients to compare. So customers can save the hassle in comparing and choose the most affordable plan to protect their home. Homeowners and homebuyers of Ohmyhome will also enjoy exclusive benefits as a result of the partnership.

This alliance marks a significant milestone in Ohmyhome’s commitment to providing a one-stop real estate solution. “Our collaboration with SG Alliance is a testament to our dedication to enhancing the home buying and ownership experience,” said Rhonda Wong, CEO and Co-founder of Ohmyhome. “We recognize the importance of having reliable insurance coverage in our customers’ properties to protect the most valuable asset in their life, and are thrilled to help our clients find the most suitable insurance product and services through this partnership.”

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties, and has over 5,800 units under management as of June 30, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

About SG Alliance

Established in 2021, SG Alliance Pte Ltd represents a wide range of top-notch insurance, investment products and financial services providers serving individuals, families and corporates. Today, SG Alliance is a 300-strong licensed financial advisory firm. Our representatives are wholeheartedly committed to helping individuals and businesses reap the highest value from having a holistic and resilient financial roadmap.

SG Alliance strives to provide value-added services with our vast network of strategic partners—such as will-writing, legal advisory, property-related services and soon accounting services and more. Beyond being a financial solutions hub for our clients, SG Alliance aims to be the one-stop connection to enable people to achieve their best life goals.

For more information, visit: https://sg-alliance.com/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to the Company’s ability to integrate its strategic partnership with SG Alliance and provide insurance services to the clients. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

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